Exhibit 99.1
News release via Canada NewsWire, Toronto 416-863-9350

    Attention Business Editors:
    Rogers Media to Acquire Citytv Stations from CTVglobemedia Inc.

    TORONTO, June 11 /CNW/ - Rogers Media and CTVglobemedia Inc. ("CTVgm")
today announced an agreement under which Rogers Broadcasting, a Rogers Media subsidiary, would acquire five Citytv conventional television stations from
CTVglobemedia Inc. These assets are currently under the control of Mr. John D.
McKellar, C.M., Q.C., Trustee under a Voting Trust Agreement in respect of
CHUM Limited. The transaction is subject to Canadian Radio-television and
Telecommunications Commission ("CRTC") and Competition Bureau approval. This transaction is also subject to the satisfaction of the other conditions of approval for CTVglobemedia's acquisition of effective control of CHUM Limited as per the CRTC's June 8th, 2007 decision. CHUM Limited and Mr. John McKellar are also parties to this agreement.
    This agreement replaces a previously announced agreement pursuant to which CTVglobemedia Inc. had agreed to sell the A-Channel stations and certain specialty channels to Rogers Media.
    Citytv Toronto (CITY-TV), Citytv Winnipeg (CHMI-TV), Citytv Edmonton
(CKEM-TV), Citytv Calgary (CKAL-TV) and Citytv Vancouver (CKVU-TV) are local, urban oriented stations known for their ties to the communities they serve.
    "The acquisition of the Citytv stations will significantly expand our television operations and solidify our position as an important participant in the Canadian television industry," said Rael Merson, President, Rogers
Broadcasting. "It gives Rogers an instant and significant television presence in the largest markets in the country and is a natural complement to our existing television broadcasting and specialty assets. The combination of our existing television properties with the Citytv stations gives us a formidable national television platform that will continue our proud tradition of service to local communities and our desire to contribute to the Canadian broadcasting system."
    "Rogers came in with a very strong offer on a pre-emptive basis, which will see the Citytv stations in a fine home in a timely manner. This outcome is good for both the businesses and the stations' employees," said Ivan Fecan,
CTVglobemedia Inc. President and Chief Executive Officer and CEO of CTV Inc.
"We know Rogers to be skilled operators of television assets and believe they will be good stewards of these important urban brands."
    The all cash transaction is valued at approximately $375 million and is expected to close late in 2007.
    TD Securities advised CTVgm on this transaction.

    About the Companies:

    Rogers Media Inc., a division of Rogers Communications Inc., (TSX: RCI;
NYSE: RG) operates Rogers Broadcasting and Rogers Publishing. Rogers
Broadcasting has 51 AM and FM radio stations across Canada. Television properties include multicultural television broadcaster Rogers OMNI
Television, which is a free over-the-air system consisting of four regional broadcasters; The Shopping Channel, a televised and electronic shopping service; Rogers Sportsnet, Canada's live event and high-definition leader, and the management of two digital television services. Rogers Publishing produces many well-known consumer magazines such as Maclean's, Chatelaine, Flare,
L'actualit and Canadian Business, and is the leading publisher of a number of industry, medical and financial publications. All media properties are integrated with their own popular web sites. Rogers Media also owns The
Toronto Blue Jays Baseball Club and Rogers Centre, a year-round sports and entertainment facility.

    Rogers Communications Inc. (TSX: RCI; NYSE: RG) is a diversified Canadian communications and media company engaged in three primary lines of business.
Rogers Wireless is Canada's largest wireless voice and data communications services provider and the country's only carrier operating on the world standard GSM technology platform. Rogers Cable and Telecom is Canada's largest cable television provider offering cable television, high-speed Internet access, residential telephony services, and video retailing, while its Rogers
Business Solutions division is a national provider of voice communications services, data networking, and broadband Internet connectivity to small, medium and large businesses. Rogers Media is Canada's premier collection of category leading media assets with businesses in radio and television broadcasting, televised shopping, publishing and sports entertainment. For further information about the Rogers group of companies, please visit
www.rogers.com.

    CTVglobemedia Inc. is one of Canada's premier multi-media companies which owns CTV Inc. and The Globe and Mail. CTV Inc. operates 21 conventional television stations across Canada and has interests in 16 specialty channels.
Other CTVglobemedia investments include an interest in Maple Leaf Sports and
Entertainment, which owns the Toronto Maple Leafs, Toronto Raptors and the Air
Canada Centre and an interest in Dome Productions, a North American leader in the provision of mobile high definition production facilities.

    Caution Regarding Forward-Looking Statements:

    This release includes forward-looking statements and assumptions concerning the future performance of our business, its operations and its financial performance and condition. These forward-looking statements include, but are not limited to, statements with respect to our objectives and strategies to achieve those objectives, as well as statements with respect to our beliefs, plans, expectations, anticipations, estimates or intentions.
Statements containing expressions such as "could", "expect", "may",
"anticipate", "assume", "believe", "intend", "estimate", "plan", "guidance", and similar expressions generally constitute forward-looking statements. Such forward-looking statements are based on current expectations and various factors and assumptions applied which we believe to be reasonable at the time.
We caution that all forward-looking information is inherently uncertain and that actual results may differ materially from the assumptions, estimates or expectations reflected in the forward-looking information. Accordingly, we warn investors to exercise caution when considering any such forward-looking information herein and to not place undue reliance on such statements and assumptions. We are under no obligation (and we expressly disclaim any such obligation) to update or alter any forward-looking statements or assumptions whether as a result of new information, future events or otherwise, except as required by law.

    %CIK: 0000733099

    /For further information: Rogers Media Media - Jan Innes, (416) 935-3525,
jan.innes(at)rci.rogers.com; Investors - Bruce M. Mann, (416) 935-3532,
bruce.mann(at)rci.rogers.com; Dan Coombes, (416) 935-3550,
dan.coombes(at)rci.rogers.com; For CTVglobemedia, Mary Powers, (416) 332-7135,
mpowers(at)ctvglobemedia.com/
    (RCI.A. RCI.B. RG)

CO:  Rogers Media Inc.; Rogers Communications Inc.

CNW 11:11e 12-JUN-07